

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

<u>Via E-mail</u>
Mr. Clive T. Johnson
President and Chief Executive Officer
B2Gold Corp.
Suite 3100, 2 Bentall Centre
595 Burrard Street
Vancouver, British Columbia, V7X 1J1

> **Re: B2Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **Correspondence dated August 5, 2014**
> **File No. 001-35936**

Dear Mr. Johnson:

We issued comments to you on the above captioned filing(s) on September 11, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 12, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining